UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August, 2018

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.
(Exact name of registrant as specified in its charter)
SUPERVIELLE GROUP S.A.
(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires
Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

 GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item
1.	Notice of Relevant Information – Grupo Supervielle S.A. announces organizational changes to streamline its Consumer Finance business

Autonomous City of Buenos Aires, August 23, 2018

Messrs.

National Securities Commission

Present

RE: Relevant Matter - Grupo Supervielle S.A. announces organizational changes to streamline its Consumer Finance business

Buenos Aires, August 23, 2018 – Grupo Supervielle S.A. (NYSE: SUPV; BYMA: SUPV), (“Supervielle” or the “Company”) a universal financial services group headquartered in Argentina with a nationwide presence, announced today organizational changes to streamline its consumer finance business and align it to the new macro environment in Argentina. With these changes, the Company aims to accelerate the offering of a wide range of consumer products tailored to each target segment, enhance customer experience through digital transformation, and increase cross selling to drive higher efficiency and profitability.

Effective August 24, 2018, the consumer finance units of Grupo Supervielle, which include: Cordial Compañía Financiera S.A., Espacio Cordial de Servicios S.A., Tarjeta Automática S.A., and the recently acquired online car lending business Micro Lending S.A., will now all be managed under the leadership of Mr. Juan Martin Monteverdi, current CEO of Espacio Cordial de Servicios S.A. He will report to Supervielle’s Chief Executive Officer.

Consequently, Mr. Carlos Depalo will step down from his role of CEO of Cordial Compañía Financiera S.A. and Tarjeta Automática S.A. and leave the Company.

“With close to two decades of experience at Supervielle, Juan Martin has a solid track record in consumer lending and in managing our branch network. His experience in successfully developing and expanding our online cross selling platform, makes him ideally suited to lead this new phase of our consumer finance businesses. What Juan Martin has already accomplished at Espacio Cordial de Servicios S.A. we need to do across all our consumer businesses, specifically, ensure we are an agile customer centric operation, accelerate digitalization and cross selling to service the needs of this formal, but underbanked segment in Argentina.” noted Mr. Patricio Supervielle, Grupo Supervielle's Chairman and CEO. “By combining the four companies under a unified leadership, we seek to drive increased operational efficiency, accelerate the offering of a wide range of consumer products, enhance customer experience, and increase cross selling”.

Mr. Monteverdi has over 25 years financial industry experience having spent more than half his career at Supervielle. He has been CEO of non-financial services subsidiary Espacio Cordial de Servicios S.A. since 2014. Prior to that, he was Branch Network Manager at Banco Supervielle and before he was Territorial Manager for Retail Banking. Earlier, he held several managerial positions at Banco Supervielle. He began his banking career as Branch Manager at Banco Sudameris. Mr. Monteverdi studied Business Management at the Universidad Nacional de Quilmes and took courses in Management, Leadership and Sales at IAE Business School and Universidad Austral.

About Grupo Supervielle S.A.  (NYSE: SUPV; BYMA: SUPV)

Grupo Supervielle S.A. (“Supervielle”) is a holding company with a long-standing presence in the Argentine financial system and a competitive leadership position in certain attractive market segments. It was founded by the Supervielle family, which took its first steps in the banking sector in 1887 and is now controlled by Patricio Supervielle. Its shares are listed in BYMA and NYSE since May 2016. Grupo Supervielle has developed a multi-brand business model to differentiate financial products and services offered to a broad spectrum of individuals, small and medium-sized enterprises and large companies in Argentina. To date, it is made up of Banco Supervielle, Cordial Compañía Financiera, Tarjeta Automática, Supervielle Seguros, Espacio Cordial de Servicios, Supervielle Asset Management, Mila, Invertir Online and Sofital.

Investor Relations Contacts:

Ana Bartesaghi

5411-4324-8132

Ana.BARTESAGHI@supervielle.com.ar

Gustavo Tewel

5411-4324-8158

Gustavo.TEWEL@supervielle.com.ar

Nahila Schianmarella

5411-4324-8135

Nahila.SCHIANMARELLA@supervielle.com.ar

Valeria Kohan

5411-4340-3013

Valeria.KOHAN@supervielle.com.ar

 Safe Harbor Statement

This press release contains certain forward-looking statements that reflect the current views and/or expectations of Grupo Supervielle and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “seek,” “future,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) changes in general economic, financial, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America or changes in either developed or emerging markets, (ii) changes in regional, national and international business and economic conditions, including inflation, (iii) changes in interest rates and the cost of deposits, which may, among other things, affect margins, (iv) unanticipated increases in financing or other costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities, (v) changes in government regulation, including tax and banking regulations, (vi) changes in the policies of Argentine authorities, (vii) adverse legal or regulatory disputes or proceedings, (viii) competition in banking and financial services, (ix) changes in the

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financial condition, creditworthiness or solvency of the customers, debtors or counterparties of Grupo Supervielle, (x) increase in the allowances for loan losses, (xi) technological changes or an inability to implement new technologies, (xii) changes in consumer spending and saving habits, (xiii) the ability to implement our business strategy and (xiv) fluctuations in the exchange rate of the Peso. The matters discussed herein may also be affected by risks and uncertainties described from time to time in Grupo Supervielle’s filings with the U.S. Securities and Exchange Commission (SEC) and Comisión Nacional de Valores (CNV).  Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document.  Grupo Supervielle is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Without further ado, I greet you respectfully.

_______________________

Ana Bartesaghi

Alternate Responsible Officer for Market Relations

Grupo Supervielle S.A.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: August 23, 2018	By:	/s/ Alejandra Naughton
	Name:	Alejandra Naughton
	Title:	Chief Financial Officer